SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33972; 812-15095

Owl Rock Capital Corporation II, et al.

August 17, 2020

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice

Notice of an application under Section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from Sections 18(a)(2), 18(c), 18(i) and Section 61(a) of the Act.

Summary of Application:  Applicants request an order to permit certain closed-end management

investment companies that have elected to be regulated as business development companies

("BDCs") to issue multiple classes of shares with varying sales loads and asset-based service

and/or distribution fees.

Applicants:  Owl Rock Capital Corporation II (the "Current Fund"), Owl Rock Core Income

Corp. ("ORCIC") and Owl Rock Capital Advisors LLC (the "Investment Adviser").

Filing Dates:  The application was filed on February 14, 2020 and amended on May 29, 2020

and June 30, 2020.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by e-mailing the

Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the

request by e-mail.  Hearing requests should be received by the Commission by 5:30 p.m. on

September 11, 2020 and should be accompanied by proof of service on the applicants, in the

form of an affidavit, or, for lawyers, a certificate of service.  Pursuant to Rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission: Secretarys-Office@sec.gov. Applicants: alan@owlrock.com.

FOR FURTHER INFORMATION CONTACT:  Marc Mehrespand, Senior Counsel, at (202) 551-8453 or Trace Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  The following is a summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.    The Current Fund is a Maryland corporation that is an externally managed, closed-end management investment company and that has elected to be regulated as a BDC under the Act.[1]  The Current Fund's investment objective is to generate current income and, to a lesser extent, capital appreciation.

     2.  ORCIC is a newly-formed Maryland corporation that is expected to be an externally managed, closed-end management investment company and that intends to elect to be regulated as a BDC under the Act.  Prior to relying on the relief requested in its application, ORCIC will have filed an election to be regulated as a BDC under the Act.  It is expected that ORCIC's

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[1]    Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

investment objective will be to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

3.   The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Current Fund.  The Investment Adviser is also expected to serve as the investment adviser to ORCIC.

4.   Applicants seek an order to permit the Funds (defined below) to offer investors multiple classes of shares, interests or units of beneficial interest, as the case may be ("Shares"), with varying sales loads and asset-based service and/or distribution fees.

5.   Applicants request that the order also apply to any continuously offered registered closed-end management investment company that elects to be regulated as a BDC that has been previously organized or that may be organized in the future for which the Investment Adviser or any entity controlling, controlled by, or under common control with the Investment Adviser, or any successor in interest to any such entity,[2] acts as investment adviser which periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 ("Exchange Act") and Section 23(c)(2) of the Act (each, a "Future Fund" and together with the Current Fund and ORCIC, the "Funds").[3]

6.   As a BDC, the Current Fund is organized as a closed-end investment company, but offers its Shares continuously, similar to an open-end management investment company.  The Current Fund has only issued one class of Shares, but anticipates that, if it receives the relief

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[2]   For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of a business organization.

[3]   Any Fund relying on this relief in the future will do so in compliance with the terms and conditions of the application.  Applicants represent that each entity presently intending to rely on the requested relief is listed as an applicant.

requested in its application, it will consider adding additional classes of Shares to its public offering. Shares of the Funds will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system.[4]

7. ORCIC anticipates that, if it receives the relief requested in its application, it will offer multiple classes of Shares upon the commencement of its offering.

8. Each Fund is seeking the ability to offer multiple classes of Shares that may charge differing front-end sales loads, contingent deferred sales charges ("CDSCs"), an early withdrawal charge ("Repurchase Fee"), and/or annual asset-based service and/or distribution fees. Each class of Shares will comply with the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. ("FINRA") Manual ("FINRA Rule 2310").[5]

9. Any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2310. Further, if a class of Shares were to be listed on an exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.

10. In order to provide a limited degree of liquidity to shareholders, Applicants state that each Fund may from time to time offer to repurchase Shares in accordance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act. Applicants state further that repurchases of each Fund's Shares will be made at such times, in such amounts and on such

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[4] Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

[5] Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.

terms as may be determined by the applicable Fund's board of directors or trustees in its sole discretion.

11. Each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple-class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses in shareholder reports,[6] and disclose in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[7] Each Fund will also comply with any requirements the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund.[8] Each Fund will contractually require that any distributor of a Fund's Shares comply with such requirements in connection with the distribution of such Fund's shares.

12. Distribution fees will be paid pursuant to a plan of distribution adopted by each Fund in compliance with Rules 12b-1 and 17d-3 under the Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a "Distribution Plan").

13. Each Fund will allocate all expenses incurred by it among the various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the

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[6] *See* Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[7] *See* Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).

[8] *See* Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

Distribution Plan of that class (if any), shareholder servicing fees attributable to a particular class (including transfer agency fees, if any) and any other incremental expenses of that class. Expenses of the Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that each Fund will comply with the provisions of Rule 18f-3 under the Act as if it were an open-end management investment company.

14. Any Fund that imposes a CDSC will comply with the provisions of Rule 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended ("FINRA Rule 2341")), as if that rule applied to BDCs. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, a Fund will comply with the requirements of Rule 22d-1 under the Act as if the Fund were an open-end management investment company. Each Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end management investment company.

15. Funds may impose a Repurchase Fee at a rate no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period. Any Repurchase Fee will apply equally to all shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the Act and Rule 18f-3 under the Act. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end investment company and the Fund's waiver

of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all shareholders of the Fund.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.        Section 18(a)(2) of the Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants state that the creation of multiple classes of shares of the Funds may violate Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the Act, because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.        Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Funds may be prohibited by Section 18(c), which is made applicable to BDCs through Section 61(a) of the Act, as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.        Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of shares of the Funds may violate Section 18(i) of the Act, which is made applicable to BDCs through Section 61(a) of the Act, because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.      Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants request an exemption under Section 6(c) from Sections 18(a)(2), 18(c) and 18(i) (which are made applicable to BDCs by Section 61(a) of the Act) to permit the Funds to issue multiple classes of Shares.

5.      Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders.  Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its Shares and provide investors with a broader choice of fee options.  Applicants assert that the proposed BDC multiple class structure does not raise the concerns underlying Section 18 of the Act to any greater degree than open-end management investment companies' multiple class structures that are permitted by Rule 18f-3 under the Act.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.      Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, and will

make available to any distributor of a Fund's shares all of the information necessary to permit the distributor to prepare client account statements in compliance with FINRA Rule 2231.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


J. Matthew DeLesDernier
Assistant Secretary